Pluristem Therapeutics Inc.
MATAM Advanced Technology Park,
Building No. 5
Haifa L3 31905 Israel
June 28, 2017

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C.  20549

Attn: Christine Westbrook

Re:          Pluristem Therapeutics Inc.
Registration Statement on Form S-3
Filed June 23, 2017
File No. 333-218916

Ladies and Gentlemen:

Pluristem Therapeutics Inc. (the “Company”) hereby requests acceleration of the effectiveness of the above-referenced registration statement pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), so that it may become effective on June 30, 2017, at 2:00 p.m., Eastern Time, or as soon thereafter as is practicable.

The Company understands that the Commission will consider this request for acceleration of the effective date of the above-referenced registration statement as a confirmation of the fact that the Company is aware of its responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the above-referenced registration statement.

Very truly yours,

PLURISTEM THERAPEUTICS INC.

By:	/s/ Erez Egozi
Erez Egozi
Chief Financial Officer

cc:           Oded Har-Even, Esq.
Howard E. Berkenblit, Esq.